Management's Discussion and Analysis
The following Management's Discussion and Analysis (“MD&A”) of the financial results of Besra Gold Inc. (the “Company” or “Besra”) and its subsidiaries (together, the “Group”) has been prepared for the three months ended September 30, 2013 and should be read in conjunction with the unaudited interim condensed consolidated financial statements and related notes, prepared in accordance with IAS 34 Interim Financial Reporting, and the annual financial statements for the financial year ended June 30, 2013. This discussion covers the three months ended September 30, 2013 and the subsequent period to November 14, 2013.
Other pertinent information on the Company is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar as well as on the Company's web site at www.besra.com. Besra is listed on the Toronto Stock Exchange under the symbol BEZ and on the Australian Securities Exchange under the symbol BEZ and trades on the OTCQX Bulletin Board ("OTCQX"), an over-the-counter market in the United States under the symbol BSRAF. For the purpose of preparing our MD&A, the Company considers the materiality of information. Information is considered material if: (i) such information results in, or would reasonably be expected to result in, a significant change in the market price or value of our shares; (ii) there is a substantial likelihood that a reasonable investor would consider it important in making an investment decision; or (iii) it would significantly alter the total mix of information available to investors. We evaluate materiality with reference to all relevant circumstances. All dollar amounts are stated in United States (“US”) dollars unless otherwise indicated.

Management's Discussion & Analysis
Quarter ended September 30, 2013

Introduction
The first quarter of 2014 presented an array of challenges for our operations in Vietnam alongside a range of efficiencies and cost reductions as well as good progress on our feasibility work at Bau. Despite making real efficiencies and cost savings across the board, including a 35% reduction in corporate and administrative expenses, we’ve been frustrated by two issues in Vietnam which have hampered operations.

The Vietnam Customs assessment (see Besra press release dated 5 July 2013 and subsequent updates) resulted in temporary import and export restrictions which affected our ability to import parts, stopping significant portions of our mine equipment and mill circuits including crushing and grinding at both mines, also causing us to sell gold in country or export doré, incurring 10% VAT or 10% export tax respectively.

But for those interruptions and one-off additional costs, normalised all-in sustaining costs should have been below FY2014 target of $1,150 and operating cash costs below $700. The Company calculates that over 3,000 ounces of lost production occurred due to the restrictions. Future quarters are expected to revert to the normalized figures.

The export tax assessment is still in dispute, however we were able to have the import and export restrictions lifted after high level discussions with government Ministers and senior bureaucrats. As a result all items that were stuck in Customs during the period have since been released and delivered. We are hopeful the dispute will be finally resolved in the coming months.

The delays meant that Q1 2014 ounce production was less than planned and at higher costs. Although the restrictions will also impact part of Q2 2014, the Company is maintaining its production forecast for FY2014 of 65-70,000 oz and is still targeting annual all-in sustaining costs of $1,150 per ounce.

We were also concerned by a proposal put forward to the Government of Vietnam by the Ministry of Finance that included an increase in gold royalty. We immediately undertook an extensive education campaign, invited members of the National Assembly to visit our sites in Vietnam, held briefings, financial model presentations and meetings with senior politicians. As a result the Standing Committee returned the proposal to the Ministry of Finance. We continue to seek a reduction in royalties that would provide a far more encouraging environment both for Besra and other potential foreign investors and achieve higher overall revenues for Vietnam.

There were a number of positives in Q1, particularly in the implementation of efficiencies and cost reductions in Vietnam, where the Company:
•purchased a used OroStudio refining circuit which will go into production in mid November saving approximately $2 million in total costs over the next year;
•renegotiated ore haul contracts at both the Company’s Vietnam sites saving approximately $600,000 per year;
•completed electrification basic engineering studies for both Bong Mieu and Phuoc Son which when implemented will result in US$6 million per year in diesel savings for a capex of $2.4 million;
•booked savings on completed projects to date reducing cash costs by $107/oz;
•completed roll out of an industry leading integrated exploration and mining software solution.

The Company is also undertaking a restructure of our Vietnam operating companies to enable us to undertake a local initial public offering (IPO) in FY2014 as market conditions allow.

The Jugan Hill Feasibility Study for our Bau project has now progressed to third party review. After extensive test work we have been able to produce concentrate at >40g/t which is currently with several smelters for testing. In the event that we are able to secure suitable terms for concentrate sales, significant savings will be made on capital costs and financing of the development should be attainable on more attractive terms than previously thought. We are on target for the public release of the Jugan Hill feasibility study this quarter once commercial negotiations are complete. We are also progressing financing options with the aim of having the project financing plan well advanced by the time the feasibility is released. This will be a major step forward for the project and will provide a clear path to production from our third mine.

In all, a difficult quarter, not least because of the wallowing gold price and broad equities market malaise. However we have so far overcome every obstacle that has come across our path. With a unified management team, strict financial regime and excellent progress on bringing our Bau project to fruition, we’re upbeat about the remainder of the year, and Besra’s future as a multi-mine, multi-country diversified gold production company.

John A. G. Seton
Chief Executive Officer

Besra Gold Inc.	Page 1

Management's Discussion & Analysis
Quarter ended September 30, 2013

Q1 2014 Highlights
The following are a selection of highlights for the quarter ended September 30, 2013. Further information about Besra can be found on the Company's website and/or at www.sedar.com

•	Full implementation of geoscience and mining information management system

•	Resolved import/export restrictions in Vietnam

•	Significant interaction with government and embassies regarding the fiscal environment in Vietnam

•	Progressed Bau Feasibility to independent third party review

•
Ongoing productivity improvements to save $9.6 million per year, including purchased refinery equipment, plant automation, renegotiation of contracts, cost reductions in corporate, transport, catering and housekeeping

•	Produced Bau concentrate and supplied to Chinese smelters/processors for testing & analysis

2014 Outlook

•	Besra will focus its capital expenditure on producing and near to producing assets

•	Bau feasibility completion

•	Bau financing completion and commencement of development

•	Continuation of cost reduction programs

•	Continuation of the transfer of technical knowledge from expatriates to local staff through training and development

•	Implementation of plant automation at Phuoc Son and Bong Mieu

2014 Production Guidance

	Phuoc Son	Bong Mieu	Total
Gold (oz)	50,000 - 52,000	15,000 - 18,000	65,000 - 70,000

•	Gold price assumed to remain volatile

•	Based on mining block model grades; projected throughput at current rates for mining and milling

Going Concern
The accompanying financial statements were prepared on a going concern basis, under the historical cost basis, which assumes the Company will continue its operations for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the ordinary course of business. In assessing whether the going concern assumption is appropriate, management takes into account all available information about the future, which is at least, but not limited to, twelve months from the end of the reporting period. There is a substantial doubt regarding the ability of the Company to continue as a going concern. The ability of the Company to continue as a going concern depends upon its ability to achieve and sustain profitable operations or to continue to access public debt or equity capital in the ordinary course. No assurance can be given that such capital will be available at all or on terms acceptable to the Company.

Besra Gold Inc.	Page 2

Management's Discussion & Analysis
Quarter ended September 30, 2013

Summary of Operations

	3 months ended		Diff
	Sep 30, 2013	Sep 30, 2012	(%)
Financial data ($)
Sales	20,216,909	19,169,500	5
Costs of sales	15,557,018	9,951,426	56
Gross margin	4,659,891	9,218,074	(49)

Earnings before finance costs, income tax, depreciation and amortization (EBITDA)	(904,564)	3,022,891	(130)

Non-IFRS Measures
Costs of sales (IFRS)	15,557,018	9,951,426	56
Gold sold (oz)	15,631	11,625	34
Operating cash cost per ounce sold(1)	995	856	16

Costs of sales (IFRS)	15,557,018	9,951,426	56
Inventory adjustment	(1,102,194)	455,745	(342)
Total production costs	14,454,824	10,407,171	39
Gold produced (oz)	14,425	11,912	21
Operating cash costs per ounces produced(2)	1,002	874	15

All-in sustaining costs(3)	1,463	1,381	6

Operating data
Ore milled (tonnes)	156,587	96,189	63
Recovery (%)	90	89	1
Grade (g/t Au)	3.19	4.32	(26)
Average realized price	1,293	1,649	(22)

1.
Operating cash cost per ounce sold includes mine site operating costs including mining, processing and refining, and inventory adjustments, but is exclusive of royalties, environmental fees, amortization and exploration costs. Refer to the Non-IFRS Measures section of the Company's MD&A.

2.
Operating cash cost per ounce produced includes mine site operating costs including mining, processing and refining, but is exclusive of inventory adjustments, royalties, environmental fees, amortization and exploration costs. Refer to the Non-IFRS Measures section of the Company's MD&A.

3.
All-in sustaining sustaining costs include all cash operating costs per ounce sold including a portion of corporate administration, sales based taxes and government fees and levies. It includes an annualized estimate of sustaining capital and exploration expenditure. It excludes corporate income tax, reclamation and remediation costs. Refer to the Non-IFRS Measures section of the Company's MD&A.

Operational Highlights Q1 2014
Gold sales increased to 15,631 ounces compared to 11,625 ounces for the same period in 2012 based on a 34% increase in ounces sold offset by a 22% decrease in realized price per ounce. Gold production increased to 14,425 ounces compared to 11,912 ounces for the same period in 2012 due to the increase in milled tonnes by both Phuoc Son and Bong Mieu.
During the three months ended September 30, 2013 cost of sales increased to $15,557,018 from $9,951,426 in the comparative period ended September 30, 2012, based on a 34% increase in ounces sold and 16% increase in operating cost per ounce sold. Operating cash costs (excluding royalties and environmental fees) per gold ounce produced for the quarter ended September 30, 2013 were $1,002 compared to $874 for the same period in 2012. Operating cash costs for the group were higher than expected for the first quarter of FY2014 due to import restrictions imposed by the Vietnam government which limited parts and material availability and hampered milling, resulting in higher costs, lower throughput and lower recoveries in the mill. Processing costs at Phuoc Son increased by 20% from the previous quarter as a result of import restrictions which necessitated sourcing of inferior quality materials locally at a higher overall cost. Export restrictions forced the Company to exporting dore bars or selling gold in Vietnam, each attributing a 10% export tax and VAT, respectively. Import export restrictions have now been lifted so the export and VAT taxes are no longer levied. Production is expected to improve in the second half of FY2014. Costs per tonne mined and milled compared to the same quarter last year have reduced at both Bong Mieu and Phuoc Son.
All-in sustaining costs per gold ounce sold were $1,463 compared to guidance of $1,150 to $1,200 for the full year of 2014. This unexpected rise was principally a result of import restrictions which have now been lifted.

Besra Gold Inc.	Page 3

Management's Discussion & Analysis
Quarter ended September 30, 2013

PHUOC SON GOLD PROJECT
Results of Operations

	3 months		Diff	3 months	Diff
	Jun 30, 2013	Sep 30, 2013	(%)	Sep 30, 2012	(%)
Financial Data ($)
Gold sales	13,195,900	14,692,337	11	13,300,405	10
Cost of sales	8,685,159	11,739,577	35	6,429,764	83
Royalties	2,154,260	2,303,617	7	2,022,147	14
Environment fees	879,781	990,839	13	507,713	95
Depreciation and amortization	4,843,476	3,951,364	(18)	3,567,480	11
(Losses) earnings from mine operations	(3,366,776)	(4,293,060)	28	773,301	(655)

Operating Data
Ore milled (tonnes)	96,796	97,637	1	59,338	65
Grade (g/t Au)	4.77	3.29	(31)	4.48	(27)
Mill recoveries (%)	94	91	(3)	93	(2)
Realized gold price	1,417	1,301	(8)	1,649	(21)
Gold produced (oz)	13,976	9,394	(33)	7,923	19
Cash operating cost per ounce produced(1)	911	1,061	16	875	21
Ounces sold (oz)	9,310	11,297	21	8,066	40
Cash operating cost per ounce sold(2)	748	1,039	39	797	30
Total all-in sustaining costs per ounce sold(3)	1,417	1,622	14	1,518	7

Costs per Tonne of Ore
Cost of sales (IFRS)	8,685,159	11,739,577	35	6,429,764	83
Inventory adjustment	1,096,208	(1,773,041)	n/a	504,465	n/a
Total costs of ore produced	9,781,367	9,966,536	2	6,934,229	44
Mining	41.35	38.08	(8)	47.77	(20)
Processing	33.53	40.18	20	40.49	(1)
Mine Overheads	19.64	14.93	(24)	23.30	(36)
Total cost per tonne of ore	94.52	93.19	(1)	111.56	(16)

1.
Operating cash cost per ounce sold includes mine site operating costs including mining, processing and refining, and inventory adjustments, but is exclusive of royalties, environmental fees, amortization and exploration costs. Refer to the Non-IFRS Measures section of the Company's MD&A.

2.
Operating cash cost per ounce produced includes mine site operating costs including mining, processing and refining, but is exclusive of inventory adjustments, royalties, environmental fees, amortization and exploration costs. Refer to the Non-IFRS Measures section of the Company's MD&A.

3.
All-in sustaining sustaining costs include all cash operating costs per ounce sold including a portion of corporate administration, sales based taxes and government fees and levies. It includes an annualized estimate of sustaining capital and exploration expenditure. It excludes corporate income tax, reclamation and remediation costs. Refer to the Non-IFRS Measures section of the Company's MD&A.

($) As at	Sep 30, 2013	Jun 30, 2013
Net deferred exploration and development	7,226,766	8,243,659
Property, plant and equipment	15,369,057	15,635,904

($) 3 months ended	Sep 30, 2013	Sep 30, 2012
Spending on exploration and development activities	463,279	1,036,085
Expenditure on property, plant and equipment	1,205,791	159,262

Production and Operating Statistical Results
Phuoc Son Process Plant
During the quarter ended September 30, 2013 the plant milled 97,637 tonnes at 3.29 g/t Au, with 91 percent recovery (three months ended September 30, 2012 - 59,338 tonnes at 4.48 g/t Au, with 93 percent recovery). The 19% increase in gold production compared to the same quarter last year was mainly due to the 65% increase in tonnes milled, offset by 27% decrease in grade and 2% decrease in mill recovery. The 33% decrease in gold production compared to the previous quarter was mainly due to 31% decrease in feed grade mainly attributed to grade achieved from the Bai Dat mine being lower than anticipated. Delays in parts for machinery impacted the tonnage achieved from Bai Go.

Besra Gold Inc.	Page 4

Management's Discussion & Analysis
Quarter ended September 30, 2013

Daily mill throughput record was broken once during the quarter, reaching 1,641 tonnes on July 9, while weekly mill throughput record of 10,863 tonnes was achieved in 2nd week of July and monthly record of 40,179 tonnes was achieved in July.
During the quarter ended September 30, 2013 costs per tonne mined and milled have been reduced to $93.19 compared with $94.52 in the quarter ended June 30, 2013 and $111.56 in the same comparative period ended September 30, 2012. Mining cost per tonne of material was $38 in the first quarter of 2014, a 20% decrease of $48 from the same quarter last year, as a result of the reduction in costs from the substitution of Powergel with Anfo, recycling of hydraulic oil, and more efficient maintenance of the underground fleet.  Processing costs per tonne of ore in the first quarter of 2014 were consistent with the same comparable period last year at $40 per tonne. However, processing costs increased 20% from the previous quarter as a result of high costs this quarter for equipment parts and steel balls. These increases were principally due to import restrictions which necessitated sourcing of inferior quality materials locally at a higher overall cost. Overhead costs per tonne of ore in the first quarter of 2014 decreased 36% relative to the same comparable quarter last year and 24% relative to the previous quarter as a result of cost reductions within transportation, catering and housekeeping.
Production loss incidents mainly were due to crusher and mill plant parts worn out. Import restrictions resulting in non-availability of spare parts at site delayed the preventive maintenance schedule and resulted in an unscheduled and prolonged downtimes.
Phuoc Son completed tailings Dam #1 Phase 2B construction on September 20. Actual cost was $1.87 million against the $1.8 million budget. The cost overrun was mainly due to additional erosion control in the spillway and embankment areas. Engineering design for increasing capacity of Dam 2A and 2B is complete and construction will begin in the next quarter.
Bai Dat
Total ore milled was 17,582 tonnes at 4.31g/t Au. This is a 1% decrease in tonnage and 48% decrease in grade compared to the previous quarter and a 88% increase in tonnage and 25% decrease in grade compared to the same quarter last year. Total development advance (including operating meters) was 327 meters compared with 128 meters in the previous quarter and 475 meters in the same quarter last year. Bai Dat level 7 decline resumed in August 2013 after exploration drilling confirmed vein extension below level 6. A 1.5-3 meter wide high grade alteration zone was exposed along the decline with over 30 meter strike length. During the quarter ended September 30, 2013 the Company successfully recovered pillars and mining out of Level 1 stopes.
Bai Go
Total ore milled was 80,055 tonnes at 3.06g/t Au. This is a 1% increase in tonnage and 23% decrease in grade compared to the previous quarter and a 60% increase in tonnage and 28% decrease in grade compared to the same quarter last year. Total development advance (including operating meters) was 1,006 meters compared with 1,238 meters in the previous quarter and 1,679 meters in the same quarter last year.
Phuoc Son successfully implemented modified cut-and fill at 524 Elevation B203, saving up to 60% of cemented aggregate bill CAB cost. This method is going to be adapted for the succeeding cuts at level 1 conventional stopes.
Delays in backfilling were encountered caused by insufficient waste material, sand, and low Load Haul Dump (LHD) loader availability. This has contributed to the decrease in mine production during the quarter.
Phuoc Son General
Various cost saving initiatives were implemented through operational improvements (modification of mining method, proper maintenance of underground roadways and recycling of hydraulic oils), rebuilding works by Mine Maintenance, and renegotiation with suppliers and contractors.
Dialogue with Community and Government entities to improve relations continued.
Exploration Report
Phuoc Son Gold Project
Bai Dat
Modelling of results from underground drilling of the Bai Dat ore body (below Level 6) revealed four separate ore lenses, three of which have average grades above the selected 2 g/t Au cut-off grade and merit further assessment to delineate a resource at Level 7.
Bai Go
There has been a re-modeling of the Bai Go ore body on the new geoscience and mining information management software using drill data collected to date to take into account underground surveying and grade control sampling and this has reached an advanced stage but remains incomplete.

Besra Gold Inc.	Page 5

Management's Discussion & Analysis
Quarter ended September 30, 2013

Dak Sa Peripheral Exploration
Exploration for additional resources has been deferred.
Licensing
Exploration License Application
Two exploration license applications are pending lodgment. The first is a small (3km2) exploration license designed to cover the immediate area around the Dak Sa mining license only. The second is a 26km2 exploration license covering peripheral prospect areas.
Outlook to June 30, 2014

•	Develop Bai Dat to Level 7

•	Construction to increase capacity of Dam 2A and 2B

•	Commence application for new tailings dam in Phuoc Son

•	Continue cost reduction plans

•	Obtain exploration licenses for the Dak Sa and peripheral prospect areas

•	Continue knowledge transfer from expatriate to local staff through training and development

Besra Gold Inc.	Page 6

Management's Discussion & Analysis
Quarter ended September 30, 2013

BONG MIEU GOLD PROJECT
Results of Operations and Exploration Update

	3 months		Diff	3 months	Diff
	Jun 30, 2013	Sep 30, 2013	(%)	Sep 30, 2012	(%)
Financial Data ($)
Gold sales	9,048,600	5,524,572	(39)	5,869,100	(6)
Cost of sales	4,573,111	3,913,300	(14)	3,521,889	11
Royalties	205,186	153,229	(25)	181,634	(16)
Environment fees	362,842	309,170	(15)	283,719	9
Depreciation and amortization	898,889	489,250	(46)	1,050,773	(53)
Earnings from mine operations	3,008,572	659,623	(78)	831,085	(21)

Operating Data
Ore milled (tonnes)	55,520	58,950	6	36,851	60
Grade (g/t Au)	2.83	3.02	7	4.03	(25)
Mill recoveries (%)	89	88	(1)	83	6
Realized gold price	1,394	1,275	(9)	1,649	(23)
Gold produced (oz)	4,506	5,031	12	3,989	26
Cash operating cost per ounce produced(1)	1,010	892	(12)	871	2
Ounces sold (oz)	6,490	4,334	(33)	3,559	22
Cash operating cost per ounce sold(2)	705	903	28	990	(9)
Total all-in sustaining costs per ounce sold(3)	1,393	1,215	(13)	1,266	(4)

Costs per Tonne of Ore
Cost of sales (IFRS)	4,573,111	3,913,300	(14)	3,521,889	11
Inventory adjustment	(23,639)	574,989	n/a	(48,720)	n/a
Total cost of ore produced	4,549,472	4,488,289	(1)	3,473,169	29
Mining	49.82	45.04	(10)	49.91	(10)
Processing	25.04	22.41	(11)	23.32	(4)
Mine Overheads	24.34	21.56	(11)	24.06	(10)
Total cost per tonne of ore	99.20	89.01	(10)	97.29	(9)

1.
Operating cash cost per ounce sold includes mine site operating costs including mining, processing and refining, and inventory adjustments, but is exclusive of royalties, environmental fees, amortization and exploration costs. Refer to the Non-IFRS Measures section of the Company's MD&A.

2.
Operating cash cost per ounce produced includes mine site operating costs including mining, processing and refining, but is exclusive of inventory adjustments, royalties, environmental fees, amortization and exploration costs. Refer to the Non-IFRS Measures section of the Company's MD&A.

3.
All-in sustaining sustaining costs include all cash operating costs per ounce sold including a portion of corporate administration, sales based taxes and government fees and levies. It includes an annualized estimate of sustaining capital and exploration expenditure. It excludes corporate income tax, reclamation and remediation costs. Refer to the Non-IFRS Measures section of the Company's MD&A.

($) As at	Sep 30, 2013	Jun 30, 2013
Net deferred exploration and development	4,982,186	5,248,718
Property, plant and equipment	1,063,258	406,499

($) 3 months ended	Sep 30, 2013	Sep 30, 2012
Spending on exploration and development activities	230,719	444,550
Expenditure on property, plant and equipment	110,352	276,163

Production and Operating Statistical Results
Bong Mieu Process Plant
During the quarter ended September 30, 2013 the plant milled 58,950 tonnes of combined tonnage from Nui Kem and the historically mined Ho Gan Pit ore at 3.02 g/t Au, with 88 percent gold extraction efficiency (three months ended September 30, 2012 - 36,851 tonnes at 4.03 g/t Au, with 83 percent recovery).
Bong Mieu eliminated carbon ashing to produce gold metal on the last week of August. Eighteen batches of carbon in leach loaded carbon were delivered to Phuoc Son Mill and the barren-regenerated carbon were brought back in Bong Mieu. This resulted in a reduction of processing costs.

Besra Gold Inc.	Page 7

Management's Discussion & Analysis
Quarter ended September 30, 2013

Continuous focus on improvement of the plant throughput resulted in the daily record being surpassed 4 times across the quarter, culminating in a record of 716 tonnes on July 20. Weekly record throughput was also surpassed twice, reaching 4,953 tonnes in 3rd week of July. This also resulted in a monthly record for plant throughput of 21,239 tonnes in July 2013. To maximize the tonnage capacity, historically stockpiled low grade Ho Gan pit ore was used to feed the mill when capacity allowed.
During the quarter ended September 30, 2013 costs per tonne mined and milled reduced to $89.01 compared with the quarter ended June 30, 2013 of $99.20 and compared with the same period in 2012 of $97.29. Mining cost per tonne was $45 in the first quarter of 2014, 10% lower than $49 in the first quarter of 2013 and the fourth quarter of 2013 as a result of a substantial decrease in explosives and fuel. Processing cost per tonne of ore of $22 in the first quarter of 2014 decreased 11% relative to the last quarter. As of August 2013, the Company discontinued the services of a third party plant maintenance supplier which reduced year-to-date maintenance costs on a per tonne basis. Overhead costs per tonne of ore in the first quarter of 2014 decreased 11% to $22 relative to the comparable periods of 2013’s first and fourth quarters as a result of cost reductions within transportation, catering and housekeeping.
Nui Kem
Total ore milled at Nui Kem was 58,950 tonnes at 3.02g/t Au. This is a 6% increase in tonnage and 7% increase in grade compared to the previous quarter and a 60% increase in tonnage and 25% decrease in grade compared to the same quarter last year. Total development advance (including operating meters) was 520 meters compared to last quarter’s 552 meters and 656 meters (905 meters together with Ho Gan) in the same quarter last year.
The upper vein intrusive persisted down dip to level 23 and was the main source of the gold production during the quarter.
Bong Mieu General
Various cost saving initiatives were implemented through operational improvements such as direct LPT loading and setting up fuel monitoring system and renegotiations with suppliers and contractors.
Bong Mieu completed preparation of Ho Ray and Thac Trang feasibility study. Application for Mining License is in progress.
Exploration Report
Nui Kem
During the quarter, 723.7 meters of drilling was completed in 10 holes (best intercept 1.24m @ 5.75g/t Au). The underground drilling program targeting the mineralized “carbonatite” down-dip projection below Level 23 has been discontinued. The intrusive was mapped and sampled within stopes and drives on levels 22 and 23. The location of a parent intrusive body has not been established. Where encountered to date, the intrusive does not constitute a separately mineable ore body. A wireframe model of the intrusive and a report on the program to date is in preparation.
Ho Ray Thac Trang ("HRTT")
The HRTT Feasibility Study ("FS") and Environmental Impact Assessment ("EIA") have been completed. Initial comments on the FS have been received from Quang Nam Trade & Industry Department. The FS and EIA have been completed for lodgment with the Quang Nam People's Committee ("QNPC") once the BMGMC Board agrees to proceed. The mining license application may be lodged as soon as the EIA has received the QNPC approval. A limited artisanal mining license has been granted which will allow initial contract mining at low tonnages without significant capital investment.
Licensing
Exploration License Application
Three exploration license applications have been prepared for lodgment.
Mining License Application
The Ho Ray MLA, with supporting Feasibility Study and Environmental Impact Assessment, is expected to be lodged by December 31, 2013.
Outlook to June 30, 2014

•	Continue to explore and develop the Nui Kem upper vein at L23.

•	Continue operations cost reduction plans (majority were executed in late June 2013).

•	Continue knowledge transfer from expatriate staff to local staff through training and development.

Besra Gold Inc.	Page 8

Management's Discussion & Analysis
Quarter ended September 30, 2013

BAU GOLD PROJECT
Exploration Update

($) As at	Sep 30, 2013	Jun 30, 2013
Net deferred exploration and development	15,215,436	14,618,741
Property, plant and equipment	106,838	120,916

($) 3 months ended	Sep 30, 2013	Sep 30, 2012
Spending on exploration and development activities	593,967	1,251,601

Jugan Sector
Geochemical Sampling
Infill soil sampling over selected anomalous areas was conducted. Results are now being integrated with prior surveys.
Drilling
Drilling commenced at Bukit Sarin, about 700 meters south west of Jugan Hill. To date 169 meters have been drilled in two declined holes, as follows:

Hole ID	EOH (m)	Intercept (m)	Grade (g/t Au)
SNWDH#01:	88.00	3.50	0.94
		0.90	0.52g
		0.60	6.95
SNWDH#01:	80.60	Logging/sampling in progress

Bau Tenure
Current work is underway on renewal of the Pejiru Mining Certificate which expires next year. Applications for four separate Mining Certificates are being prepared in order to maintain tenure over ground within three separate areas (that are currently covered by one existing Pejiru Mining Certificate), plus one adjacent area (that was previously within a General Prospecting License that has already expired).

Outlook to June 30, 2014

•	Complete feasibility for Jugan Hill

•	Complete infill soil sampling program

•	Prioritize drilling targets following IP survey and soil sampling program

•	Advancing financing options for development of Bau once the final mining feasibility model is complete

Besra Gold Inc.	Page 9

Management's Discussion & Analysis
Quarter ended September 30, 2013

Summary of Quarterly Results
The following table sets forth selected unaudited quarterly results for the past eight quarters.

	Q1 FY2014	Q4 FY2013	Q3 FY2013	Q2 FY2013	Q1 FY2013	Q2 2012	Q1 2012	Q4 2011
Gold production (oz)	14,425	18,482	13,589	16,204	11,912	7,839	12,523	19,849
Gold sales (oz)	15,631	15,800	12,200	12,570	11,625	4,211	16,500	17,000
Gold sales	20,216,909	22,244,500	19,812,500	21,546,213	19,169,500	6,725,015	27,827,250	28,761,701
Net income (loss)	(8,071,681)	(16,475,831)	(560,641)	(4,600,605)	(3,665,952)	(14,502,571)	(3,824,320)	2,018,438
(Loss) income per share-basic	(0.020)	(0.037)	(0.002)	(0.012)	(0.01)	(0.029)	(0.011)	0.005
(Loss) income per share-diluted	(0.020)	(0.037)	(0.002)	(0.012)	(0.01)	(0.029)	(0.011)	0.005
Quarterly sales are predominantly influenced by the number of ounces of gold sold and by the realized price per ounce.
During the quarter ended September 30, 2013, the Company produced 14,425 ounces of gold and sold 15,631 ounces of gold, the difference being decreased holding of gold inventory at the end of September 30, 2013.
During the quarter ended September 30, 2013 tonnage milled increased to 156,587 tonnes from 156,316 tonnes the last quarter and from 96,189 tonnes in the same period of 2012. During the quarter ended September 30, 2013 Phuoc Son milled 97,637 tonnes with plans to produce at 1,340 tonnes per day (120,000 tonnes per quarter) from October 2013 onwards. Lower than budgeted tonnage at Phuoc Son was caused by insufficient waste material, sand, and low LHD availability. Bong Mieu plant milled 58,950 tonnes which is in line with the quarterly budget.
The loss in the quarter ended September 30, 2013 is a result of a higher costs caused by import restrictions imposed on the company, preventing timely delivery of much needed spare parts for the mill and mine, and lower production in Phuoc Son.

Earnings Summary

	3 months		Diff
($)	Sep 30, 2013	Sep 30, 2012	(%)
Sales	20,216,909	19,169,500	5

Costs of sales	15,557,018	9,951,426	56
Royalty expense	2,457,995	2,203,781	12
Environmental fees	1,300,008	791,433	64
Corporate and administrative expenses	1,424,912	2,202,316	(35)
Share-based compensation	200,024	613,181	(67)
Exploration costs	189,503	384,472	(51)
	21,129,460	16,146,609	31

EBITDA	(904,564)	3,022,891	(130)

Depreciation and amortization	3,771,799	4,661,534	(19)
Finance charges	3,040,210	2,433,970	25
	6,812,009	7,095,504	(4)

Loss for the period before income tax	(7,716,573)	(4,072,613)	89
Income tax expense (recovery)	355,108	(406,661)	(187)
Total comprehensive loss for the period	(8,071,681)	(3,665,952)	120
Sales
During the three months ended September 30, 2013, revenue increased to $20,216,909 compared with $19,169,500 in the same comparative period ended September 30, 2012 based on a 34% increase in ounces sold offset by a 22% decrease in realized price per ounce. Gold sales amounted to 15,631 ounces during the three months ended September 30, 2013 compared with 11,625 ounces in the comparative period ended September 30, 2012 at an average realized price per ounce of $1,293 and $1,649 per ounce in the comperative period ended September 30, 2012. The increase in ounces sold year-on-year is due to more ounces produced at the Bai Dat and Bai Go projects at Phuoc Son (9,394 ounces during the three months ended September 30, 2013 compared with 7,923 ounces in the comperative

Besra Gold Inc.	Page 10

Management's Discussion & Analysis
Quarter ended September 30, 2013

period ended September 30, 2012) and the Nui Kem project at Bong Mieu (5,031 ounces during the three months ended September 30, 2013 compared with 3,989 ounces in the comperative period ended September 30, 2012).
Cost of Sales
During the three months ended September 30, 2013 cost of sales increased to $15,557,018 from $9,951,426 in the comparative period ended September 30, 2012, based on a 34% increase in ounces sold and 16% increase in operating cost per ounce sold. Cost of sales increased as a percentage of sales primarily due to the higher processing costs per ounce produced attributable to Phuoc Son plant downtime. Cash costs were higher than expected for the first quarter ended September 30, 2013 due to import restrictions which limited parts and material availability, hampered mining and resulted in lower production and recoveries in the mill. Costs per tonne mined and milled compared to the same quarter last year have reduced at both Bong Mieu and Phuoc Son.
Royalty Expenses
During the three months ended September 30, 2013 royalty expenses increased to $2,457,995 from $2,203,781 in the comparative period ended September 30, 2012 due to increased sales in the respective periods.
Environmental Fees
During the three months ended September 30, 2013 environmental fees increased to $1,300,008 from $791,433 in the comparative period ended September 30, 2012. The fee was introduced in January 2012 and is based on volume of ore mined. The Company is negotiating the method of calculation downwards.
Depreciation and Amortization
During the three months ended September 30, 2013 depreciation and amortization expense decreased to $3,771,799 from $4,661,534 in the comparative period ended September 30, 2012 mainly due to the impairment charge incurred in 2013 for Phuoc Son projects which reduced the value of property plant and equipment, deferred development and exploration costs and consequently depreciation and amortization charge going forward. In 2013 management assessed indicators of impairment related to the Phuoc Son projects and its associated assets and used a discounted cash flow model to calculate the value in use. This resulted in an impairment charge of $14,030,768 to the Phuoc Son project and its associated assets, allocated $9,623,364 to property, plant and equipment, $2,861,734 to deferred development expenditure, $1,060,421 to deferred exploration expenditure, and $485,248 to mine properties.
Corporate and Administrative Expenses
During the three months ended September 30, 2013 corporate and administrative expenses decreased to $1,424,912 from $2,202,316 in the comparative period ended September 30, 2012 mainly due to the reduction in number of officers, restructuring of remaining officers remuneration packages, reduction in use of external contractors, and reduction in travel and related costs.
Share-based Compensation Expense
Share-based payment expense recognized for stock options during the three months ended September 30, 2013 amounted to $200,024 (three months ended September 30, 2012 - $613,181). No new options were issued during the three months ended September 30, 2013 and the decreased share-based payment expense mainly relates to fewer options vesting during the reporting period compared to the same period last year.
Exploration Costs
During the three months ended September 30, 2013, exploration costs increased to $189,503 compared with $74,504 in the comparative period ended September 30, 2012. $145,000 of exploration costs recognised during the three months ended September 30, 2013 mainly related to consulting costs for Kadabra Mining Corp. in Philippines.
Finance Expenses

($) 3 months ended	Sep 30, 2013	Sep 30, 2012
Interest on convertible notes and gold-linked loans	883,606	1,030,740
Accretion on convertible notes and gold- linked notes	1,401,532	1,491,030
Interest expense (income), net	402,579	62,330
Derivative - fair value revaluations	201,150	(588,664)
Foreign exchange gain (loss), net	98,843	438,534
Financing costs	52,500	—
Total	3,040,210	2,433,970
During the three months ended September 30, 2013, interest and accretion on the convertible notes and amended notes were consistent with the comparative period ended September 30, 2012. Interest expense amounted to $402,579 during the three months ended September

Besra Gold Inc.	Page 11

Management's Discussion & Analysis
Quarter ended September 30, 2013

30, 2013 compared with $62,330 during the comparative quarter last year due to penalties incurred on unpaid tax and government fees in Vietnam ($280,769 during the reporting quarter compared with $1,271 during the same quarter last year) and a higher interest rate charged on the Phuoc Son secured borrowings (up to 8% during the three months ended September 30, 2013 compared with 5.5% in the comparative quarter last year).
During the three months ended September 30, 2013, derivatives valuation increased by $201,150 compared with the decrease by $588,664 in the comparative period last year. The volatility on the non-gold-linked notes increased during the quarter ended September 30, 2013 due to the historical volatility of Besra’s stock price. This has resulted in a $79,000 increase in the values of the warrants and derivatives.  The increased gold price ($1,336 at September 30, 2013 compared with $1,204 at June 30, 2013) has resulted in a $124,000 increase in the values of the gold-linked note derivatives.

Liquidity, Capital Resources and Going Concern
The accompanying financial statements were prepared on a going concern basis, under the historical cost basis, which assumes the Company will continue its operations for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the ordinary course of business. In assessing whether the going concern assumption is appropriate, management takes into account all available information about the future, which is at least, but not limited to, twelve months from the end of the reporting period.
During the three months ended September 30, 2013, the Group incurred a net loss of $8,071,681. As at September 30, 2013 the Group's current liabilities exceeded its current assets by $16,789,097. As a result, there is a substantial doubt regarding the ability of the Company to continue as a going concern. The ability of the Company to continue as a going concern depends upon its ability to achieve and sustain profitable operations or to continue to access public debt or equity capital in the ordinary course. No assurance can be given that such capital will be available at all or on terms acceptable to the Company.
As at September 30, 2013, the cash and cash equivalents' balance was $1,844,225 compared to $4,062,045 as at June 30, 2013.
Working Capital
As at September 30, 2013, the working capital deficit amounted to $13,802,808.

($) As at	Sep 30, 2013	Jun 30, 2013
Inventories	10,513,293	12,224,852
Tax and other receivables	1,820,606	1,714,355
Prepaid expenses	2,495,100	1,614,240
Tax and trade payables	(28,631,807)	(27,429,290)
Net Working Capital	(13,802,808)	(11,875,843)
Tax and trade payables at September 30, 2013 were as follows:

($) As at	Sep 30, 2013	Jun 30, 2013
Taxes and government fees payable	14,265,657	12,685,228
Trade payables	10,978,770	10,832,636
Accruals and other payables	3,387,380	3,911,426
Total	28,631,807	27,429,290
Cash Flows
The following table summarizes the Company's consolidated cash flows and cash on hand.

($) 3 months ended	Sep 30, 2013	Sep 30, 2012
Net cash provided by operating activities	492,501	3,510,665
Net cash used in investing activities	(2,854,108)	(3,817,368)
Net cash provided from financing activities	141,443	1,295,213
Increase (decrease) in cash and cash equivalents	(2,220,164)	988,510
Net foreign exchange difference	2,344	297
Beginning cash and cash equivalents	4,062,045	3,397,728
Ending cash and cash equivalents	1,844,225	4,386,535

Besra Gold Inc.	Page 12

Management's Discussion & Analysis
Quarter ended September 30, 2013

Cash from Operating Activities
The cash flow of the Company is generated from two operating entities. The Company owns 85 percent of Phuoc Son and 80 percent of Bong Mieu. The largest producing operation is Phuoc Son with estimated production for the year ending June 30, 2014 of approximately 50,000 - 52,000 ounces of gold. Bong Mieu is expected to produce between 15,000 - 18,000 ounces of gold for the year ending June 30, 2014.
Cash flow provided by operating activities for the three months ended September 30, 2013 was US$492,501 (three months ended September 30, 2012: US$3,510,665) which was insufficient to cover its investment expenditure of $2,854,108, which required the Company to draw down additional debt and its cash balances.
Investing Activities
During the three months ended September 30, 2013, Besra invested a total of US$1,287,965 (three months ended September 30, 2012: US$2,732,236) in deferred exploration and development expenses and $1,316,143 acquiring property, plant and equipment (three months ended September 30, 2012: $485,132), as follows:

	Deferred Exploration & Development Expenditure		Property Plant & Equipment
($) 3 months ended	Sep 30, 2013	Sep 30, 2012	Sep 30, 2013	Sep 30, 2012
Bong Mieu	230,719	444,550	110,352	276,163
Phuoc Son	463,279	1,036,085	1,205,791	159,262
Bau	593,967	1,251,601	—	—
Total	1,287,965	2,732,236	1,316,143	485,132
During the three months ended September 30, 2013, Besra invested $250,000 in increasing its interest in North Borneo Gold Sdn Bhd (three months ended September 30, 2012: US$600,000).
Financing Activities
In December 2012, Phuoc Son Gold Company Limited entered into a loan agreement with a Vietnamese bank for a maximum borrowing of $5,000,000, to be drawn down as required. The loan term is twelve months from the date of principal drawdown to the date of repayment for each drawdown. The interest rate for drawdowns to September 30, 2013 is 8 percent per annum. The bank loan is secured over all assets of the borrower (Phuoc Son Gold Company Ltd). The carrying amount of the loan was $5,000,000 as at September 30, 2013 ($5,000,000 as at June 30, 2013).
On June 21, 2013, Phuoc Son Gold Company Limited entered into a new loan agreement with a Vietnamese bank for a maximum borrowing of $2,000,000. The new loan term is six months from the date of principal drawdown to the date of repayment for each drawdown. The drawdown could be exercised as required until June 30, 2014. The interest rate currently is 4.5% per annum and may be adjusted upon the notification of the bank. The carrying amount of the loan was $1,619,494 as at September 30, 2013 ($1,775,051 as at June 30, 2013). The bank loan is secured over plant and equipment with a net carrying value of $8,048,203.
Liquidity Outlook
The Company makes payments of interest on its debt facilities twice per year at the end of May and November which causes fluctuations in cash needs beyond the ordinary operating cash flow requirements.
As at September 30, 2013, the Company was holding cash and cash equivalents of $1,844,225 compared to $4,062,045 as at June 30, 2013.
The table below summarizes the maturity profile of the Group’s financial liabilities based on contractual undiscounted payments and including estimated interest as at September 30, 2013:

	Carrying	Group's undiscounted financial liabilities due in
($)	Amount	Total	1-3 months	4-12 months	1-2 years
Convertible notes	16,795,072	25,822,433	951,375	7,197,792	17,673,266
Gold-linked notes	17,808,067	24,676,673	926,238	921,176	22,829,259
Secured bank loans	6,916,494	7,052,430	121,561	6,930,869	—
Trade and other payables	28,631,807	28,631,807	28,631,807	—	—
Financial derivatives	1,084,000	1,084,000	—	32,000	1,052,000
Total	71,235,440	87,267,343	30,630,981	15,081,837	41,554,525

Besra Gold Inc.	Page 13

Management's Discussion & Analysis
Quarter ended September 30, 2013

The Company will depend on outside capital to complete the exploration and development of the resource properties. There can be no assurance that capital will be available as necessary to meet these continuing exploration and development costs or, if the capital is available, that it will be on terms acceptable to the Company. The issuance of additional equity securities by the Company may result in a significant dilution in the equity interests of its current shareholders. If the Company is unable to obtain financing in the amounts and on terms deemed acceptable, the business and future success may be adversely affected.
The Company has financed its operations to date primarily from sale of gold and through the raising of short term debt. The Company continues to seek capital through various means including the issuance of debt and is currently in discussion with lenders to convert short-term debt to long-term debt.

Commitments, Contingencies and Contractual Obligations

Balance at September 30, 2013
Payment Due ($)	Total	Less than one year	Year 2	Year 3	Year 4	Year 5 and thereafter
Operating leases	742,496	373,055	161,429	91,389	61,861	54,762
Purchase obligations - supplies & services	3,944,597	3,899,597	45,000	—	—	—
Purchase obligations - capital	1,586,255	1,586,255	—	—	—	—
Acquisition of interest in North Borneo Gold Sdn Bhd	8,150,000	4,150,000	4,000,000	—	—	—
Asset retirement obligations	2,481,579	335,266	355,176	1,288,758	502,379	—
Total	16,904,927	10,344,173	4,561,605	1,380,147	564,240	54,762
In 2010 the Company entered into an agreement, as amended on May 20, 2011 and January 20, 2012 and amended and restated on May 12, 2013, to acquire up to a 93.55% interest in North Borneo Gold Sdn Bhd (NBG) by September 2015, subject to payments to be made in several tranches:

Amount ($)	Purchase Date	Total per Year ($)	Effective Holdings (%)
1,350,000	December 2, 2013	1,350,000	87.10

900,000	March 3, 2014		87.95
900,000	June 2, 2014		88.80
1,000,000	September 1, 2014		89.75
1,000,000	December 1, 2014	3,800,000	90.70

1,000,000	March 2, 2015		91.65
1,000,000	June 1, 2015		92.60
1,000,000	September 1, 2015	3,000,000	93.55
In the normal course of business, the Group is subject to various legal claims. Provisions are recorded where claims are likely and estimable.
Contingencies
Capcapo Gold Property
The Company entered a formal joint venture agreement on September 30, 2011 with Abra Mining & Industrial Corporation (“AMIC”), Jabel Corporation (“Jabel”), Kadabra Mining Corporation (a wholly-owned subsidiary of the Company) (“KMC”) and PhilEarth Mining Corporation (“PhilEarth”) (a Philippine company in the process of incorporation in which the Company will hold a 40% interest) in respect of the Capcapo Gold Property in the Northern Philippines.
Pursuant to the terms of the joint venture agreement, the Company, in consortium with PhilEarth, has an option to acquire up to a 60% interest in the Capcapo Gold Project, Northern Philippines, subject to compliance with Philippine foreign ownership laws. The Company paid to AMIC $300,000 upon the signing of the joint venture agreement, is required to pay a further $400,000 upon gaining unencumbered access to the property and may fully exercise its option over three stages of expenditure as follows:

Stage	Expected Expenditures	Payment Due Upon Completion of The Stage
Stage 1	1,000,000	400,000
Stage 2	2,000,000	400,000
Stage 3	4,000,000	n/a
In addition, Jabel will be paid a royalty based on the calculation that yields the highest payment; either 3% of the gross value of production from the Capcapo Gold Project or 6% of the annual profit of the joint venture corporation.

Besra Gold Inc.	Page 14

Management's Discussion & Analysis
Quarter ended September 30, 2013

Finally, the Company is also obligated to make milestone payments each time a specified milestone is achieved in respect of the property. The specified milestone occurs at the earlier of defining a cumulative mineral reserve of 2,000,000 ounces of gold and gold equivalents for the property, or upon achievement of a consistent production rate of 2,000 tonnes per day. Accordingly, achieving one milestone does not trigger the obligation to make a subsequent milestone payment if the alternative milestone has been achieved. The milestone payment to AMIC consists of a $2,000,000 payment and the issuance of 2,000,000 common shares of the Company or common shares having a market value of $5,000,000, whichever is of lesser value.
Tax Disputes
The Company is currently disputing tax claims by the Vietnam General Department of Customs ("GDC") against Phuoc Son Gold Company ("PSGC") and Bong Mieu Gold Mining Company ("BMGMC"), Besra’s two operating gold companies in Vietnam. The GDC has made an assessment that PSGC and BMGMC should pay a total of approximately 250 billion Vietnamese dong (approximately $12,000,000) in export duties.
In Vietnam, gold exported at 99.99% purity standard does not attract any export duty. GDC is claiming that during 2011 and 2012, several shipments did not meet 99.99% and therefore subject to a 10% tax. Besra strongly disputes this assessment as every shipment in question was refined in Vietnam to 99.99% by ACB Gold Center and subsequently certified 99.99% by Quality Assurance and Testing Center 3 (QuaTest3), an official government-testing center.
PSGC and BMGMC each filed official complaints under the Vietnamese Law on Complaints on May 16, 2013. These complaints were dismissed by GDC. On August 13, 2013, PSGC and BMGMC filed further complaints with the Ministry of Finance. The law provides for companies to dispute assessments made by government bodies in Vietnam in the first instance in an appeal heard by GDC, followed by an appeal to the Ministry of Finance. If unsuccessful in their complaints to the Ministry of Finance, PSGC and BMGMC intend to bring a petition before an administrative court of law to have the tax assessments overturned. The Company intends on exhausting all rights of appeal and is of the view that it will be successful in its appeals to have the GDC’s decisions overturned. No provision has been recognized in the consolidated financial statements as at September 30, 2013 with this regard. There can be no assurance that the Company will be able to successfully resolve the matter discussed above. The inability to successfully resolve the matter could have a material adverse impact on the Company's future cash flows, earnings, results of financial performance and financial conditions.

Related Party Transactions
The Interim Financial Statements include the financial statements of Besra Gold Inc. and the subsidiaries listed in the following table:

		% equity held as at
Name	Country of Incorporation	Sep 30, 2013	Jun 30, 2013
Formwell Holdings Ltd	British Virgin Islands	100	100
Bong Mieu Holdings Ltd	Thailand	100	100
Bong Mieu Gold Mining Company Limited	Vietnam	80	80
New Vietnam Mining Corporation	British Virgin Islands	100	100
Phuoc Son Gold Company Limited	Vietnam	85	85
Kadabra Mining Corp.	Philippines	100	100
Besra Vietnam Ltd (formerly Olympus Pacific Minerals Vietnam Ltd)	Vietnam	100	100
Besra NZ Limited (formerly OYMNZ Ltd)	New Zealand	100	100
Besra Labuan Ltd (formerly Olympus Pacific Minerals Labuan Ltd)	Malaysia	100	100
Parnell Cracroft Ltd	British Virgin Islands	100	100
GR Enmore Pty Ltd	Australia	100	100
Binh Dinh NZ Gold Company Ltd	Vietnam	75	75
North Borneo Gold Sdn Bhd	Malaysia	85.61	85.61
Bau Mining Co Ltd	Samoa	91	91
KS Mining Ltd	Samoa	100	100
Compensation of the key management personnel of the Group was as follows:

($) 3 months ended	Sep 30, 2013	Sep 30, 2012
Management fees and salary	508,068	763,576
Share based compensation	138,479	405,257
Total compensation of key management	646,547	1,168,833
The amounts disclosed in the table are the amounts recognized as an expense during the reporting period related to the key management personnel.

Besra Gold Inc.	Page 15

Management's Discussion & Analysis
Quarter ended September 30, 2013

Directors' Interest in the Stock Option Plan
Stock options held by members of the Board of Directors under the stock option plan to purchase ordinary shares have the following expiry dates and exercises prices:

			Number of Options Outstanding
Issue Date	Expiry Date	Exercise Price CAD$	Sep 30, 2013	Jun 30, 2013
Jan-10	Dec-14	0.40	2,073,618	2,073,618
Jun-10	Apr-15	0.42	1,500,000	1,500,000
Jun-10	Apr-15	0.60	1,500,000	1,500,000
Jan-11	Dec-15	0.72	1,068,378	1,068,378
Sept-11	Sept-16	0.53	751,599	751,599
Jan-12	Jan-17	0.42	1,250,000	1,250,000
Feb-12	Feb-17	0.52	3,472,872	3,472,872
Mar-12	Mar-17	0.33	3,015,000	3,015,000
May-12	May-17	0.32	150,000	150,000
Mar-13	Mar-18	0.24	2,425,000	2,425,000
Total			17,206,467	17,206,467
Directors' Interest in the Deferred Share Units Plan
Deferred share units are held by non-executive members of the Board of Directors. Under this plan, fees are paid as deferred share units (“DSUs”) whose value is based on the market value of the common shares.

		Value of Units Outstanding ($)
Award year	Units	Sep 30, 2013	Jun 30, 2013
2008	116,667	6,789	5,542
2009	120,690	7,023	5,733
Total of deferred share units outstanding	237,357	13,812	11,275
In 2008 the Company set up a deferred share unit plan for the non-executive members of the Board. Under this plan, fees are paid as DSUs whose value is based on the market value of the common shares. Under terms of the plan, the DSU plan will be an unfunded and unsecured plan. The deferred share units are paid out in cash upon retirement/resignation. Compensation expense for this plan is recorded in the year the payment is earned and changes in the amount of the deferred share unit payments as a result of share price movements are recorded in directors fees in the period of the change. Total DSUs outstanding as at September 30, 2013 were 237,357 units. Liabilities related to this plan are recorded in accrued liabilities and totaled $13,812 as at September 30, 2013 (as at June 30, 2013 - $11,275). The DSU plan was discontinued for new grants in 2010.
Companies Controlled by Management
Management compensation incurred on behalf of the Company was paid to companies controlled by officers of the Company. The companies that were paid for management compensation include the following:

Company name	Name	Position
Orangue Holdings Limited	David Seton	Executive Chairman
Dason Investments Limited	David Seton	Executive Chairman
Bolt Solutions Corporation	Darin Lee	Chief Operating Officer
The Jura Trust Limited	John Seton	Chief Executive Officer
Abergeldie Trust	John Seton	Chief Executive Officer
Whakapai Consulting Ltd	Jane Bell	Chief Financial Officer
Lloyd Beaumont No. 2 Trust	Paul Seton	Chief Commercial Officer

Besra Gold Inc.	Page 16

Management's Discussion & Analysis
Quarter ended September 30, 2013

Other Financial Matters
Off-Balance Sheet Arrangements
The Company has no off-balance sheet arrangements.
Use of Financial Instruments
The Company has not entered into any financial agreements to minimize its investment, currency or commodity market risk. The principal financial instruments affecting the Company's financial condition and results of operations are currently its cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities. The excess cash is deposited in interest bearing bank deposit accounts with maturities of three months or less from the date of deposit. The gold produced in Vietnam is refined in Vietnam and certified in Switzerland. From June 28, 2010 gold was sold on the spot market in US dollars via Auramet Trading, LLC Fort Lee, New Jersey (previously sold at the London Bullion Market a.m. Fixing).
Common Shares
As of September 30, 2013, the Company had issued and outstanding 378,781,274 common shares. Subsequent to September 30, 2013, the Company did not buy back or cancel any further shares.
Regulatory Update
Internal Controls over Financial Reporting
Management is responsible for establishing and maintaining adequate internal control over financial reporting. A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.
A company's internal control over financial reporting includes those policies and procedures that:

(i)	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company;

(ii)
provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and

(iii)
provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

It should be noted that a control system, no matter how well conceived or operated, can only provide reasonable assurance, not absolute assurance, that the objectives of the control system are met. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies and procedures may deteriorate.
Management, including our Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of our internal control over financial reporting as of September 30, 2013. In making this assessment, management used the criteria set forth in the Internal Control Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on its assessment, management has concluded that, as of September 30, 2013, the Company has sufficient personnel with the required experience and capabilities to complete all necessary control procedures associated with financial reporting and that the Company's internal controls over financial reporting were considered effective in terms of National Instrument 52-109 of the Canadian Securities Administrators.
Evaluation of Disclosure Controls and Procedures
The Company's management, with the participation of our Chief Executive Officer and Chief Financial Officer, as of the end of the period covered in this report, evaluated the effectiveness of our disclosure controls and procedures and determined that as of September 30, 2013, the general design and operation of our disclosure controls were satisfactory.
Regulatory Reporting in the United States
The Company's common shares are listed and posted for trading on the over-the-counter market in the United States. This allows US residents to trade the Company's common shares efficiently.

Besra Gold Inc.	Page 17

Management's Discussion & Analysis
Quarter ended September 30, 2013

Cautionary Note to US Investors Concerning Estimates of Measured, Indicated and Inferred Resources
This MD&A uses the term “measured and indicated resources”. We advise US investors that while those terms are recognized and required by Canadian regulations, the US Securities and Exchange Commission does not recognize them. US investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves.
This MD&A uses the term “inferred resources”. We advise US investors that while this term is recognized and required by Canadian regulations, the US Securities and Exchange Commission does not recognize it. “Inferred resources” have a great uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or prefeasibility studies, except in rare cases. US investors are cautioned not to assume that part or all of an inferred resource exists, or is economically and legally mineable.
Critical Accounting Estimates
Information about significant areas of estimation uncertainty considered by management in preparing the Interim Financial Statements is described in the annual financial statements for the year ended June 30, 2013.
Accounting Policies
The accounting policies and methods of computation are consistent with those of the annual financial statements for the year ended June 30, 2013 as described in those annual financial statements.
Changes in Accounting Standards
The Company has reviewed new and revised accounting pronouncements that have been issued. There have been no new or amended International Financing Reporting Standards (“IFRS”) or interpretations applicable to the Company which were issued and were effective at July 1, 2013.
Non-IFRS Measures
The Company has included non-IFRS measures for “Operating cash cost per gold ounce sold”, "Operating cash cost per gold ounce produced" and “All-In Sustaining Costs” in this MD&A to supplement its financial statements which are presented in accordance with IFRS. Operating cash costs per ounce produced (sold) is calculated by dividing operating cash costs by gold ounces produced (sold) for the relevant period. All-in sustaining costs per ounce produced includes operating cash costs, plus a share of corporate administration costs and share-based payment expenses related to Company's operations in Vietnam, plus sales based taxes and government fees, plus an annualized estimate of sustaining capital and exploration expenditure, divided by gold ounces produced for the relevant period. It excludes corporate income tax, reclamation and remediation costs.
The Company believes that these measures provide investors with an improved ability to evaluate the performance of the Company. Non-IFRS measures do not have any standardized meaning prescribed under IFRS. Therefore they may not be comparable to similar measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.
The World Gold Council released on June 27, 2013 guidance regarding the non-GAAP measures “All-In Sustaining Costs” and “All-In Costs” it recommends that its members adopt. The Company is reviewing the recommended measures and assessing their impact. The Company may modify the calculation of its “all-in sustaining cost” measure to conform to the industry’s standard following its review.

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Management's Discussion & Analysis
Quarter ended September 30, 2013

Risk Factors and Uncertainties
Readers of this MD&A are encouraged to read the “Risk Factors and Uncertainties” as more fully described in the Company’s filings with the Canadian Securities Administrators, including its Annual Report for the period ended June 30, 2013, available on SEDAR at www.sedar.com.
Important risk factors to consider, among others, are

▪	Ability of the Company to continue as a going concern

▪	Ability of the Company to raise funds in order to carry out the business

▪	Commodity Price Volatility

▪	Uncertainty in the Estimation of Mineral Reserves and Mineral Resources

▪	Uncertainty of Exploration and Development

▪	The Company May Not Achieve its Production Estimates

▪	Environmental Risks and Hazards

Forward-Looking Statements
This report contains certain forward-looking statements relating to, but not limited to, management's expectations, estimates, intentions, plans and beliefs. Forward-looking information can often be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “project”, “goal”, “plan”, “intend”, “budget”, “estimate”, “may” and “will” or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Forward-looking information may include, but is not limited to, statements regarding: reserve and resource estimates; estimates of future production; unit costs, costs of capital projects and timing of commencement of operations; production and recovery rates; financing needs, the availability of financing on acceptable terms or other sources of funding, if needed; and the timing of additional tests, feasibility studies and environmental or other permitting.
Forward-looking statements should not be construed as guarantees of future performance. The forward-looking statements contained herein are based on our management's current expectations, estimates, assumptions, opinion and analysis in light of its experience that, while considered reasonable at the time, may turn out to be incorrect or involve known and unknown risks, uncertainties and other factors inherently subject to a number of business and economic risks and uncertainties and contingencies that could cause actual results to differ materially from any forward-looking statement. These risks, uncertainties and other factors include, but are not limited to, the following: failure to establish estimated resources and reserves; the grade and recovery of ore which is mined varying from estimates; capital and operating costs varying significantly from estimates; delays in obtaining or failures to obtain required governmental, environmental or other project approvals; changes in national and local government legislation, taxation or regulations, political or economic developments; the ability to obtain financing on favorable terms or at all; inflation; changes in currency exchange rates; fluctuations in commodity prices; delays in the development of projects; and other risks that we set forth in our filings with applicable securities regulatory authorities from time to time and available at www.sedar.com or www.sec.gov/edgar.
Due to the inherent risks associated with our business, readers are cautioned not to place undue reliance on forward-looking information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur. We disclaim any intention or obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by applicable laws.

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Management's Discussion & Analysis
Quarter ended September 30, 2013

Technical Information and Qualified Person
The technical information in this MD&A that relates to Exploration Results, Mineral Resources or Ore Reserves is based on information complied by Mr. Rod Murfitt, who is a Member of The Australasian Institute of Mining and Metallurgy. Mr. Murfitt has sufficient experience, which is relevant to the style of mineralization and type of deposit under consideration and to the activity which he is undertaking to qualify as a “Competent Person”, as defined in the 2004 Edition of the “Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserve” and to qualify as a “Qualified Person” as defined in National Instrument 43-101 Standards of Disclosure for Mineral Projects of the Canadian Securities Administrators. Mr. Murfitt is a full-time consultant to the Company and is not “independent” within the meaning of National Instrument 43-101. Mr. Murfitt consents to the inclusion in this report of the technical information in the form and context in which it appears.
Mr. Murfitt verified the data disclosed, including sampling, analytical and test data underlying the information contained herein. For a description of Besra's data verification process, quality assurance program and quality control measure applied, the type of analytical or testing procedures utilized, sample size, name and location of testing laboratories, the effective date of the mineral resource and ore reserve estimates contained herein, details of the key assumptions, parameters and methods used to estimate the mineral resources and ore reserves set out in this report, any known environmental, political, legal, title, or other risks that could materially affect the potential development of the mineral resources or ore reserves, readers are directed to the technical reports entitled “A Technical Review of the Bong Mieu Gold Project in Quang Nam Province, Vietnam” in September 2004, “Technical Review of the Bong Mieu Gold Project in Quang Nam Province, Vietnam” in August 2007 and “Updated Technical Review of Bong Mieu Gold Project in Quang Nam Province, Vietnam” dated April 2009 in relation to the Bong Mieu Gold Project, and the technical reports entitled “A Technical Review of the Phuoc Son Gold Project in Quang Name Province, Vietnam” dated January 2004 and “Technical Report on the Phuoc Son Project in Quang Nam Province, Vietnam” dated March 2008 in relation to the Phuoc Son Gold Project, and the technical report entitled “Technical Report on Bau Project in Bau, Sarawak, East Malaysia” dated August 2010 in relation to the Bau Gold Project.

Besra Gold Inc.	Page 20